SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: March 19, 2008	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

(the “Company”)

Price-Sensitive Information

Receiving an One-off Compensation by

Sinopec Shanghai Petrochemical Company Limited

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Rule 11.8.3 of the listing rules of the Shanghai Stock Exchange.

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statement contained in, or material omissions from, this announcement.

In recent years, international crude oil prices have been fluctuating at a high level, and the prices has surged substantially since the second half of 2007. The stringent control on the prices of domestic petroleum product in China has led to a distortion to the correlation in prices between crude oil and petroleum products. As part of non-state owned or controlled local refineries failed to operate in full capacity or even closed down because of the loss and there had been an increased consumption of diesel during the winter period in 2007, there were supply shortages of petroleum products in certain regional markets. In order to safeguard the stable operation of the petroleum product market, China Petroleum & Chemical Corporation and its subsidiaries (including the Company) have adopted a variety of measures to safeguard the supply of petroleum products in the domestic market, achieving significant results. Accordingly, the oil refining operation of the Sinopec group recorded quite substantial losses. Recently, the Company has received an one-off compensation of RMB341.18 million. Of this amount, RMB93.90 million will be recorded as a subsidy for the Company for 2007 and RMB247.28 million will be recorded as a subsidy for the Company for the first quarter of 2008.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Rule 11.8.3 of the listing rules of the Shanghai Stock Exchange.

By order of the Board Zhang Jingming Company Secretary

Shanghai, the PRC, 19 March 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Overseas Regulatory Announcement

Extraordinary Fluctuation in Trading of A Shares

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and that there are no false presentations or misleading statements contained in, or material omissions from, this announcement.

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published domestically pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange, and in Hong Kong pursuant to the disclosure obligations under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Important Notice:

Sinopec Shanghai Petrochemical Company Limited (the “Company”)’s A share price decreased to its minimum permitted limits on three consecutive trading days, March 17, 18 and 19. As of the date of this announcement, the Company is aware of no material information subject to disclosure that has not already been disclosed by the Company. As confirmed with the Company’s major and controlling shareholder, China Petroleum and Chemical Corporation is aware of no material information subject to disclosure that has not been disclosed by such company. The Company will promptly disclose relevant information as required by the applicable laws and regulations.

1.	Extraordinary Fluctuation in Share Trading

The Company’s A share price decreased to its minimum permitted limits on three consecutive trading days, March 17, 18 and 19, thus constituting an event of extraordinary fluctuation in share trading according to Rules Governing Trading of Stocks on Shanghai Stock Exchange.

2.	Situation Concerning and Verified by the Company

As verified by the board of directors of the Company and the Company’s controlling shareholder, China Petroleum and Chemical Corporation, the Company and its controlling shareholder each confirm that as of the date of this announcement there exists no material information subject to disclosure that has not been disclosed.

3.	Statement on Disclosure of Material Information

The board of directors of the Company has confirmed that thus far, no events nor any planning, consultation, intent or agreement relating to such events have occurred that should have been disclosed by the Company in accordance with the Rules Governing Listing of Stocks on Shanghai Stock Exchange and other applicable rules. To the best of its knowledge, the board of directors of the Company is aware of no information that may have a material impact on the Company’s shares price or the derivatives thereof that should have been disclosed by the Company in accordance with the Rules Governing Listing of Stocks on Shanghai Stock Exchange and other applicable rules.

The Company hereby publishes the aforesaid information.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 19 March 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.